Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTOR, AND

CHANGE OF MEMBERS OF AUDIT, NOMINATION, REMUNERATION AND

CORPORATE SOCIAL RESPONSIBILITY COMMITTEES

The Board of Feishang Anthracite Resources Limited announces that with effect from 15 July 2014, (a) Mr. GU Jianshe resigned as an independent non-executive director, a member of Audit and Nomination Committees, and the chairman of Remuneration and Corporate Social Responsibility Committees of the Company; and (b) Mr. HUANG Songzhong was appointed as an independent non-executive director, a member of Audit and Nomination Committees, and the chairman of Remuneration and Corporate Social Responsibility Committees of the Company.

Resignation of Independent Non-executive Director, member of Audit and Nomination Committees and the chairman of Remuneration and Corporate Social Responsibility Committees

The board of directors (the “Board”) of Feishang Anthracite Resources Limited (the “Company”) announces that with effect from 15 July 2014, Mr. GU Jianshe (“Mr. Gu”) resigned as an independent non-executive director, a member of Audit and Nomination Committees and the chairman of Remuneration and Corporate Social Responsibility Committees of the Company due to his other business commitment which requires more of his dedication.

Mr. Gu has confirmed that he has no disagreement with the Board and there is no other matter relating to his resignation as a director of the Company that needs to be brought to the attention of the shareholders of the Company.

The Board wishes to express its sincere gratitude to Mr. Gu for his invaluable contributions to the Company during the tenure of his service.

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Appointment of Independent Non-executive Director, member of Audit and Nomination Committees and the chairman of Remuneration and Corporate Social Responsibility Committees

The Board also announces that with effect from 15 July 2014, Mr. HUANG Songzhong (“Mr. Huang”) was appointed as an independent non-executive director, a member of Audit and Nomination Committees and the chairman of Remuneration and Corporate Social Responsibility Committees of the Company.

Biographical details of Mr. Huang

Mr. Huang, aged 71, has over 50 years’ experience in the mining industry. During June 2011 to July 2014, Mr. Huang was an independent director of Guizhou Guochuang Energy Holding (Group) Co., Ltd (貴州國創能源控股 (集團) 股份有限公司), a coal mining company in mainland China listed on the Shanghai Stock Exchange. He has been as an executive director and general manager of Guizhou Songyuan Mining Development Technical Advisory Co., Ltd (貴州淞源礦山開發技術諮詢有限公司) since 2009. He has engaged in engineering design in Coal Mining Engineering Institute of Guizhou Province (貴州省煤礦設計院) since 1965, and took a number of positions including large-scale coal engineering project manager, engineer-in-charge, technical director, deputy chief engineer, vice president and chief engineer from 1971 to 2003. Mr. Huang was a technician in Huainan Mining Bureau Xiesan Mining Zone of Anhui Province (安徽省淮南礦務局謝三礦工區) from 1963 to 1964. He obtained a college degree in metal mining from Mining College of Guangxi Zhuang Autonomous Region (廣西僮族自治區礦業專科學校) in August 1963. Mr. Huang was accredited a number of professional qualifications, such as a senior mining engineer by the Science and Technology Cadres Bureau of Guizhou Province (貴州省科學技術幹部局) in 1988, a supervising engineer by the Ministry of Construction of the PRC (中華人民共和國建設部) in 1997, a registered coal construction project evaluation expert by the Ministry of Coal Industry of the PRC (中華人民共和國煤炭工業部) in 1998, a registered consulting engineer by the Department of Personnel of Guizhou Province (貴州省人事廳) in 2003 and a registered national mining inspector by the Ministry of Land and Resources of the PRC (中華人民共和國國土資源部) in 2006. He also obtained outstanding contribution (Engineering Technology) special government allowances of the People’s Government of Guizhou Province in 1994.

Pursuant to the service agreement entered into between Mr. Huang and the Company on 15 July 2014, Mr. Huang was appointed for a specific term of three years from 15 July 2014 and is subject to retirement by rotation and re-election provisions of Articles of Association of the Company. Mr. Huang is entitled to a director’s fee at a rate of HK$10,000 per month which is determined by the Board based on the review and recommendation from the Remuneration Committee of the Company with reference to his duties and responsibilities with the Company, the Company’s performance and the prevailing market situation.

As at the date hereof, Mr. Huang does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company nor have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

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Save as disclosed above and as at the date hereof, Mr. Huang does not hold any other positions in the Company and its subsidiaries, and does not hold any directorship in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years. Other than the aforesaid, in relation to the appointment of Mr. Huang as the independent non-executive director of the Company, there is no other information which is required to be disclosed pursuant to the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters need to be brought to the attention of the shareholders of the Company.

The Board would also like to extend a warm welcome to Mr. Huang on his appointment to the Board and the Board committees.

By order of the Board

FEISHANG ANTHRACITE RESOURCES LIMITED

LI Feilie

Chairman

Hong Kong, 15 July 2014

As at the date of this announcement, the executive directors of the Company are LI Feilie, HAN Weibing, WAN Huojin, TAM Cheuk Ho and WONG Wah On Edward and the independent non-executive directors of the Company are LO Kin Cheung, HUANG Zuye and HUANG Songzhong.

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